Ron Hassen

Senior Vice President

Controller

Principal Accounting Officer

The Nasdaq Stock Market, Inc.

One Liberty Plaza

New York, NY 10006

July 9, 2007

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	John Hartz
Senior Assistant Chief Accountant

Re:	The Nasdaq Stock Market, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the First Quarter ended March 31, 2007
File No. 0-32651

Dear Mr. Hartz:

On behalf of The Nasdaq Stock Market, Inc. (the “Company”), set forth below is the response to the comment letter dated June 26, 2007 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 and the Form 10-Q for the First Quarter ended March 31, 2007. To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Note 7 – Investments, page F-23

We have reviewed your response to prior comment number 1. We appreciate the additional information you have given us about the classification of your investment in the London Stock Exchange as a current asset. In future filings, please disclose your strategic outlook with regard to this investment at each reporting date. In addition, disclose and expand upon your view that the investment in the London Stock Exchange is a liquid portion of your capital that represents margin for meeting obligations within the operating cycle of your business and any other disclosures deemed appropriate.

The Company will disclose in future filings our strategic outlook with regard to our investment in the London Stock Exchange at each reporting date. In addition, we will disclose and expand upon our view that the investment in the London Stock Exchange is a liquid portion of our capital that represents margin for meeting obligations within the operating cycle of our business and any other disclosures deemed appropriate.

If you have any further questions or concerns, please feel free to contact me at 212.401.8726.

Sincerely,

/s/ Ron Hassen
Ron Hassen
Senior Vice President
Controller
Principal Accounting Officer

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